Kraig Biocraft Laboratories, Inc.

2723 South State St. Suite 150

Ann Arbor, Michigan 48104

Tel. (734) 619-8066

VIA EDGAR

Ms. Laura Crotty

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

April 20, 2021

Re:	Kraig Biocraft Laboratories, Inc.
Registration Statement on Form S-1
Filed April 5, 2021
File No. 333-255041

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kraig Biocraft Laboratories, Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement, which was amended on April 14, 2021 and April 15, 2021, so that it will become effective at 9:00 a.m. EST on April 21, 2021, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Kim Thompson
Name:	Kim Thompson
Title:	Chief Executive Officer, Chief Financial Officer and Director

cc:	Louis Taubman, Esq.,
Hunter Taubman Fischer & Li LLC